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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Seifert, Shelley J. (Last) (First) (Middle)		National City Corporation (NCC)

	National City Corporation 1900 East Ninth Street	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Cleveland, OH 44114-3484 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												15,541.00		D

	Common Stock (NCC 401(k) Plan)		(1)				J (1)		1,150.28	A	(1)		17,222.63		D

	Common Stock (Restricted Stock)		04/22/2002				A		24,320.00	A			24,320.00		D

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)		Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Options (Rights to Buy)		$27.48		7/23/2002				A		25,000.00

	Options (Rights to Buy)		$27.48		7/23/2002				A		25,000.00

	Units of Interest in the NCC Executive Savings Plan				(2)				J (2)		164.34

	Units of Interest in the NCC Deferred Compensation Plan				(3)				J (3)		222.56

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	7/23/2003	7/23/2012		Common Stock	25,000.00						D

	7/23/2004	7/23/2012		Common Stock	25,000.00				223,705.00		D

				Common Stock	164.34		(2)		4,012.09		D

				Common Stock	222.56		(3)		7,327.52		D

Explanation of Responses:

(1) The securities shown are allocations of the reporting person's individual interest in NCC Stock Fund, one of the investment funds of the National City Savings and Investment Plan. The Fund is comprised solely of NCC Common Stock and cash.

(2) Units of interest "acquired" during 2002 by reinvesting phantom dividend credits through the National City Corporation Executive Savings Plan. Units of interest were "acquired" at the then market value for National City Corporation common stock.

(3) Units of interest "acquired" during 2002 by reinvesting phantom credits through the National City Corporation Deferred Compensation Plan. Units of interest were "acquired" at the then market value for National City Corporation common stock.

/s/ Shelley J. Seifert by Carlton E. Langer, attorney-in-fact	02/06/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.